Exhibit 99.1

Thomson Reuters Reports Full-Year and Fourth-Quarter 2010 Results

•	Returned to revenue growth as new products gain momentum and our markets improve
•	Ongoing revenue growth, before currency, was 4% in the fourth quarter and 1% for the full year
•	Full-year underlying operating profit margin was 19.6% (20.0% before currency and acquisitions)
•	Final year of Reuters integration – savings target raised $100 million to $1.7 billion in 2011
•	On the back of strong free cash flow generation and improving outlook, Board approves $0.08 annual dividend increase to $1.24 per share
•	Full-year adjusted earnings per share were $1.76 ($1.78 before currency) and $0.43 for the fourth quarter

NEW YORK, February 10, 2011  – Thomson Reuters (TSX / NYSE: TRI), the world’s leading source of intelligent information for businesses and professionals, today reported results for the full year and fourth quarter ended December 31, 2010.  The company reported revenues of $13.1 billion, up 1% from the prior-year period, and underlying operating profit margin of 19.6% (20.0% before currency and acquisitions). Underlying operating profit declined 7% compared to the prior-year period due to investments in new product launches, acquisitions and the impact of currency.

Full-year adjusted earnings per share (EPS) was $1.76 ($1.78 before currency), compared to $1.85 in 2009. Adjusted EPS for the fourth quarter was $0.43 (no currency impact), compared to $0.44 in the prior-year period.

Integration and legacy savings programs reached $1.4 billion in run-rate savings in 2010 and are now expected to reach $1.7 billion (up $100 million) by the end of 2011 when completed. Underlying free cash flow for the year was $2.0 billion, substantially unchanged from the prior-year period, driven primarily by operating profit flow-through and effective working capital management.

“2010 was a year of execution and delivery for us. We released new flagship products, including WestlawNext, Thomson Reuters Eikon and Thomson Reuters Elektron, and returned the company to growth,” said Thomas H. Glocer, chief executive officer of Thomson Reuters.

“With this period of heavy investment now successfully completed and our markets improving, we have set our sights on accelerating growth and delivering strong returns on our investments. We have targeted mid-single digit revenue growth for 2011, accompanied by strongly expanding margins and increasing levels of free cash flow.”

Consolidated Financial Highlights – Full-Year Results

Today, the company announced its intention to sell its BARBRI legal education business and its Scandinavian Legal and Tax & Accounting businesses, both of which are expected to close in the first half of 2011. As these businesses were managed by the company for the full year 2010 and were included as part of the 2010 business outlook, they are included in the full-year and fourth-quarter 2010 results. Appendix A to this news release is a supplemental schedule of 2010 financial information which excludes the results of these planned disposals.

Thomson Reuters Reports Full-Year and Fourth-Quarter 2010 Results

	Twelve Months Ended December 31, (Millions of U.S. dollars, except EPS and profit margin)

IFRS Financial Measures	2010	2009	Change
Revenues	$13,070	$12,997	1%
Operating profit	$1,419	$1,575	-10%
Diluted earnings per share (EPS)	$1.08	$1.01	7%
Cash flow from operations	$2,655	$2,666	0%

Non-IFRS Financial Measures1	2010	2009	Change		Change Before Currency
Revenues from ongoing businesses	$13,069	$12,948	1%		1%
Underlying operating profit	$2,560	$2,754	-7%		-6%
Underlying operating profit margin	19.6%	21.3%	-170	bp
Adjusted earnings per share (EPS)	$1.76	$1.85	-5%
Underlying free cash flow	$2,013	$2,058	-2%

•	Revenues from ongoing businesses were $13.1 billion, up 1% from the prior year.
•
Underlying operating profit margin was 19.6%, and included a 130 basis point impact from investments in new product launches and product mix and a 40 basis point impact from acquisitions and currency. Underlying operating profit declined 7% compared to the prior-year period due to the aforementioned items.

•	Adjusted EPS was $1.76 ($1.78 before currency) compared to $1.85 in 2009, including the results from planned disposals.
•	Integration and legacy savings programs reached $1.4 billion in run-rate savings, and are expected to reach $1.7 billion by the end of 2011.
•	Underlying free cash flow for the year was $2.0 billion, substantially unchanged from the prior-year period, driven primarily by operating profit flow-through and effective working capital management.

Consolidated Financial Highlights – Fourth-Quarter Results

	Three Months Ended December 31, (Millions of U.S. dollars, except EPS and profit margin)

IFRS Financial Measures	2010	2009	Change
Revenues	$3,458	$3,357	3%
Operating profit	$307	$346	-11%
Diluted earnings per share (EPS)	$0.27	$0.21	29%
Cash flow from operations	$1,083	$896	21%

Non-IFRS Financial Measures1	2010	2009	Change		Change Before Currency
Revenues from ongoing businesses	$3,458	$3,349	3%		4%
Underlying operating profit	$669	$661	1%		3%
Underlying operating profit margin	19.3%	19.7%	-40	bp
Adjusted earnings per share (EPS)	$0.43	$0.44	-2%
Underlying free cash flow	$840	$675	24%
_________________________________
1 These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measure in the tables appended to this news release. Additional information is provided in the explanatory note at the end of this news release.

Thomson Reuters Reports Full-Year and Fourth-Quarter 2010 Results

•
Revenues from ongoing businesses were $3.5 billion, a 4% increase before currency. Strong growth across the Professional division, up 7%, and a 2% increase in the Markets division revenues contributed to the overall increase.

•
Underlying operating profit increased 1%, and the corresponding margin was 19.3%, versus 19.7% in the same period in 2009. Flow-through from higher revenues in Professional and synergy savings in Markets were partly offset by investments in new products launched in 2010, acquisition dilution and currency.

•
Adjusted EPS was $0.43 compared to $0.44 in the prior-year period. The decrease was largely attributable to higher interest expense and higher integration costs, which more than offset the increase in underlying operating profit.

Full-Year and Fourth-Quarter Business Segment Highlights
Unless otherwise noted, all revenue growth comparisons in this news release are before the impact of foreign currency as Thomson Reuters believes this provides the best basis to measure the performance of its business.  All revenue growth and operating profit comparisons are based upon results from ongoing businesses and exclude the results of disposals which were completed in 2010.  The Professional division’s BARBRI legal education business and the Scandinavian Legal and Tax & Accounting businesses are included in these results, as they were announced for sale in 2011.

Professional Division – Full-Year Results

	Twelve Months Ended December 31, (Millions of U.S. dollars, except profit margin)

	2010	2009	Change	Change Before Currency
Revenues
Legal	$3,677	$3,586	3%	2%
Tax & Accounting	$1,079	$1,006	7%	7%
Healthcare & Science	$881	$829	6%	7%
Professional Division Total	$5,637	$5,421	4%	4%

Operating Profit
Legal	$1,058	$1,155	-8%
Tax & Accounting	$216	$214	1%
Healthcare & Science	$198	$185	7%
Professional Division Total	$1,472	$1,554	-5%	-5%

Operating Profit Margin %
Legal	28.8%	32.2%
Tax & Accounting	20.0%	21.3%
Healthcare & Science	22.5%	22.3%
Professional Division Total	26.1%	28.7%

Thomson Reuters Reports Full-Year and Fourth-Quarter 2010 Results

Professional Division – Fourth-Quarter Results

	Three Months Ended December 31, (Millions of U.S. dollars, except profit margin)

	2010	2009	Change	Change Before Currency
Revenues
Legal	$971	$903	8%	8%
Tax & Accounting	$330	$311	6%	6%
Healthcare & Science	$239	$224	7%	8%
Professional Division Total	$1,540	$1,438	7%	7%

Operating Profit
Legal	$255	$268	-5%
Tax & Accounting	$110	$101	9%
Healthcare & Science	$56	$52	8%
Professional Division Total	$421	$421	0%	0%

Operating Profit Margin %
Legal	26.3%	29.7%
Tax & Accounting	33.3%	32.5%
Healthcare & Science	23.4%	23.2%
Professional Division Total	27.3%	29.3%

•
Full-year revenues rose 4%, driven by growth from Legal subscriptions, Tax & Accounting, Healthcare & Science and acquisitions, partially offset by declines in Legal print and non-subscription products.

•
Full-year operating profit declined 5%. The corresponding margin was 26.1% compared to 28.7% for the prior year. This decline was due to business mix (100 basis points); continued product investment (60 basis points); acquisitions (80 basis points); and currency (20 basis points), which more than offset savings from efficiency initiatives.

•
The planned disposals of BARBRI and the Scandinavian Legal and Tax & Accounting businesses are expected to negatively impact operating margins from ongoing businesses by 50 basis points for the full year.

•	Fourth-quarter revenues rose 7%, driven by solid growth from Legal subscriptions, Tax & Accounting and Healthcare & Science products and acquisitions.
•
Fourth-quarter operating profit was flat compared to the prior-year period. Continued product investment, acquisitions and the timing of expenses resulted in a 200 basis point impact on operating margin, partially offset by cost savings from efficiency initiatives.

Legal

•
Full-year revenues were up 2% from the prior year. Subscription revenues grew 6%, led by 18% growth in FindLaw and 8% growth in international revenues. Non-subscription revenues declined 3% and print products declined 6% due to tightened customer budgets.

•
Full-year operating profit declined 8% and the associated margin was 28.8%. Lower revenues from high-margin print and non-subscription products and the impact of acquisitions and investments in strategic growth initiatives more than offset savings from efficiency initiatives.

Thomson Reuters Reports Full-Year and Fourth-Quarter 2010 Results

•
Fourth-quarter revenues were up 8% from the prior-year period. Subscription revenues grew 9%, led by 17% growth in FindLaw and 14% growth in international revenues, both helped by acquisitions.  Non-subscription revenues increased 4% and print products increased 7%, primarily due to strong sales at our Elite law firm automation and Intellectual Property units and timing benefits. Print attrition has slowed substantially from the prior-year period and is near historical levels.

•
Fourth-quarter operating profit declined 5% and the associated margin was 26.3%. The impact of acquisitions and investments in strategic growth projects more than offset savings from efficiency initiatives.

•
WestlawNext has been sold to over 15,000 customers since its launch in February 2010 – representing 31% of Westlaw’s revenue base. This is well ahead of the company’s initial expectations and customer feedback continues to be extremely positive.

Tax & Accounting

•
Full-year revenues grew 7%. Workflow & Service Solutions, which comprises two-thirds of the segment’s revenues, grew 12%, led by growth in income tax software products and the global tax technology business and acquisitions. Business Compliance & Knowledge Solutions revenues declined 1% from the prior-year period, as Checkpoint growth of 9% was offset by a decline in print, which comprised 9% of Tax & Accounting’s full-year revenues.

•
Full-year operating profit grew 1% and the related margin decreased 130 basis points to 20.0%. The increase in operating profit was due to revenue flow-through, partly offset by the dilutive impact of acquisitions.

•
Fourth-quarter revenues grew 6%. Workflow & Service Solutions grew 10%, led by growth in income tax software products, property tax services and acquisitions.  Business Compliance & Knowledge revenues were flat from the prior-year period, as Checkpoint growth of 10% was offset by a decline in print, which comprised 10% of Tax & Accounting’s fourth-quarter revenues.

•	Fourth-quarter operating profit grew 9% and the related margin increased 80 basis points to 33.3%. Operating profit growth was driven by strong flow-through from revenues.

Healthcare & Science

•
Full-year revenues were up 7% from the prior year, driven by strong growth from Healthcare & Science’s two largest business units. The Payer unit grew 13% from Employer, Health Plan and Pharma, and the Scientific & Scholarly Research unit grew 10%, driven by Web of Knowledge and Web of Science. North America revenues grew 7% and Asia Pacific revenues grew 9%.

•	Full-year operating profit grew 7% with a margin of 22.5%, up 20 basis points from the prior year. Operating profit and margin growth was driven by cost management and favorable revenue mix.
•
Fourth-quarter revenues grew 8% from the prior-year period. Growth was driven by continued demand for healthcare spending analytics in the Payer business, which was up double-digit. Growth in Scientific & Scholarly Research, which was up 4%, was driven by core information offerings and acquisitions.

•
Fourth-quarter operating profit increased 8% with the corresponding margin increasing to 23.4%. The improvement in operating margin was due to a favorable revenue mix impact as a result of revenues in the Payer and Scientific & Scholarly Research units, as well as timing benefits associated with one-time costs incurred in the fourth quarter of 2009.

Thomson Reuters Reports Full-Year and Fourth-Quarter 2010 Results

Markets Division – Full-Year Results

	Twelve Months Ended December 31, (Millions of U.S. dollars, except profit margin)

	2010	2009	Change	Change Before Currency
Revenues
Sales & Trading	$3,547	$3,637	-2%	-2%
Investment & Advisory	$2,214	$2,290	-3%	-4%
Enterprise	$1,356	$1,277	6%	7%
Media	$324	$331	-2%	-2%
Markets Division Total	$7,441	$7,535	-1%	-1%

Operating Profit	$1,337	$1,453	-8%	-7%
Operating Profit Margin %	18.0%	19.3%

Markets Division – Fourth-Quarter Results

	Three Months Ended December 31, (Millions of U.S. dollars, except profit margin)

	2010	2009	Change	Change Before Currency
Revenues
Sales & Trading	$900	$896	0%	2%
Investment & Advisory	$551	$572	-4%	-3%
Enterprise	$384	$361	6%	8%
Media	$86	$85	1%	2%
Markets Division Total	$1,921	$1,914	0%	2%

Operating Profit	$336	$323	4%	6%
Operating Profit Margin %	17.5%	16.9%

•	Full-year revenues were down 1% compared to the prior year, primarily due to flow-through from negative net sales in 2009.
•
Fourth-quarter revenue trends continued to improve, increasing 2%, compared to 1% in the third quarter and a 3% decline in the second quarter. The 2% increase in revenues was the best quarter since the fourth quarter of 2008.

•	Fourth-quarter recurring subscription-related revenues increased 1%, recoveries-related revenues declined 3%, transactions-related revenues increased 13% and outright revenues increased 5%.
•
By geography, revenues in the fourth quarter grew across all major regions of the world, except in the Americas. Asia increased 5%, while Europe, Middle East and Africa (EMEA) increased 2% with the Americas declining 1%.

•	By segment, strong revenue growth in Enterprise, Commodities & Energy and Emerging Markets was offset by weak performance in Investment Management and Exchange Traded Instruments.
•
Full-year operating profit of $1.3 billion declined 8% and the margin decreased 130 basis points due to the decline in revenues and investments in new product initiatives which more than offset integration savings and tight cost controls.

Thomson Reuters Reports Full-Year and Fourth-Quarter 2010 Results

•	Fourth-quarter operating profit was $336 million, up 4%, with the related margin increasing to 17.5% from the prior-year period.
•
The company’s new flagship desktop offering, Thomson Reuters Eikon, was launched in September 2010. Customer feedback has been very positive and to date, Markets has sold over 12,000 new and migrated Eikon desktops.

Sales & Trading

•
Full-year revenues declined 2% over the prior year. A modest decline in recurring revenues, attributable to desktop cancellations in 2009, was further impacted by declines in low-margin recoveries revenues and outright revenues. Transactions-related revenues increased 8%, due to strong foreign exchange and fixed income volumes.

•
Fourth-quarter revenues were up 2% over the prior-year period. Transactions-related revenues were up 27%, driven by higher volumes at Tradeweb in mortgage-backed securities and U.S. Treasuries. Commodities & Energy revenues grew 12% boosted by the acquisition of Point Carbon in the second quarter. Revenues from Fixed Income grew 7%, while Exchange Traded Instruments declined 5%, due to planned shutdowns of low-margin products.

•
The Treasury business grew 1% in the fourth quarter compared to the prior-year period as the flow-through from 2009 subscription cancellations was offset by a 5% increase in the quarter’s transactions-related revenues driven by growing foreign exchange volumes.

Investment & Advisory

•
Full-year revenues declined 4% driven by weak performance in the Investment Management business which offset good growth in Corporates. Wealth Management declined 1% and Investment Banking was flat compared to the prior year.

•
Fourth-quarter revenues declined 3% and a 2% increase in both Wealth Management and Corporates was not enough to offset weak performance in Investment Management. Investment Management’s performance has been affected by competitive pressures but has seen an improvement in its sales performance since September.

Enterprise

•	Full-year revenues grew 7%, driven by continued strong customer demand for Thomson Reuters Elektron, the innovative data distribution platform launched by Enterprise in the second quarter of 2010.
•
Fourth-quarter revenues grew 8%, driven by continued strong customer demand. The Enterprise Real Time Solutions business grew 12%, as customers continued to invest in low-latency data feeds and hosting solutions. The Risk Management business grew 3%, aided by strong outright sales. The Platform business (formerly Information Management Systems) grew 9%, driven by strong sales of recurring products and outright revenues. The Content business grew 11%, driven by growth in pricing and reference data. Omgeo’s revenues increased 1% in the fourth quarter, returning to growth as a result of stronger equity volumes.

•
Thomson Reuters Elektron continued to gain momentum as customers in established and emerging markets adopted its combination of hosted and deployed information and trading solutions. In total, eleven data hosting centers are up and running, nine of which were brought online in 2010.

Thomson Reuters Reports Full-Year and Fourth-Quarter 2010 Results

Media

•
Full-year revenues declined 2% from the prior year due to cancellations and softness in the syndication and health businesses. The Consumer business grew 8% from the prior year with 8% growth in US online advertising.

•	Fourth-quarter revenues increased 2%, driven by strong sales. Despite tight customer budgets, the News Agency business grew 1%, driven by recurring TV revenues.
•	The Consumer business grew 11% in the fourth quarter, due to a pickup in online advertising sales across all global properties.
•	Reuters America for Publishers was launched in December 2010, helping to position the Reuters News Agency as a one-stop shop for content and capabilities.

Corporate & Other

Full-year corporate costs were $829 million, comprised of core corporate costs of $249 million, fair-value currency-related adjustments (non-cash) of $117 million and integration program costs of $463 million. Compared to the prior year, corporate costs declined $100 million primarily from lower fair-value adjustments and lower integration program expenses.

Fourth-quarter corporate costs were $303 million, compared to $281 million in the prior-year period, and were comprised of core corporate costs of $88 million, fair-value currency-related adjustments (non-cash) of $42 million and integration program costs of $173 million. Compared to the prior-year period, corporate costs increased by $22 million primarily from higher integration program expenses and timing of core corporate expenses.

Integration Programs

At the end of 2010, Thomson Reuters had achieved combined run-rate savings of $1.4 billion from the Reuters integration, as well as legacy savings programs. An incremental $70 million in run-rate savings achieved during the fourth quarter was largely attributable to retirement of legacy products and execution of our sales and customer service transformation programs.

Integration-related costs totaled $173 million in the fourth quarter and $463 million for the full year.

For 2011, the company expects integration-related costs to total $200 million ($75 million higher than the prior estimate) and expects run-rate savings of $1.7 billion by year-end, $100 million higher than the prior estimate of $1.6 billion.

Business Outlook (Before Currency)

Based on new products gaining momentum and our markets recovering, Thomson Reuters expects our revenues to grow mid-single digits in 2011.

Thomson Reuters expects our adjusted EBITDA margin to increase by at least 300 basis points in 2011 reflecting our revenue growth and the completion of integration programs.

Thomson Reuters expects our underlying operating profit margin to increase by at least 100 basis points in 2011. This increase comes after absorbing a 70 basis point impact from higher depreciation and amortization related to prior years’ investments in recently launched products.

Thomson Reuters Reports Full-Year and Fourth-Quarter 2010 Results

The company expects that strong adjusted EBITDA growth in 2011 will contribute to a 20% - 25% increase in reported free cash flow.

The information in this section is forward-looking and should be read in conjunction with the section below entitled “Special Note Regarding Forward-Looking Statements, Material Assumptions and Material Risks.”

Dividend

The board of directors approved a $0.08 per share increase in the annual dividend to $1.24 per share. A quarterly dividend of $0.31 per share is payable on March 15, 2011 to shareholders of record as of February 22, 2011. This dividend increase marks the 18th consecutive annual dividend increase by the company.

Thomson Reuters

Thomson Reuters is the world's leading source of intelligent information for businesses and professionals.  We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial, legal, tax and accounting, healthcare and science and media markets, powered by the world's most trusted news organization.  With headquarters in New York and major operations in London and Eagan, Minnesota, Thomson Reuters employs 55,000 people and operates in over 100 countries.  Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI).  For more information, go to www.thomsonreuters.com.

NON-IFRS FINANCIAL MEASURES

Thomson Reuters prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

This news release includes certain non-IFRS financial measures. Thomson Reuters uses these non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS. Non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the appended tables which include Appendices A and B.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, MATERIAL ASSUMPTIONS AND MATERIAL RISKS

Certain statements in this news release, including, but not limited to, statements in the “Integration Programs” and "Business Outlook (Before Currency)" sections and Mr. Glocer’s comments, are forward-looking. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. There is no assurance that the events described in any forward-looking statement will materialize. A business outlook is provided for the purpose of presenting information about current expectations for 2011. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

The material assumptions underlying the company's 2011 business outlook are based on various external and internal assumptions. Economic and market assumptions include, but are not limited to, positive global GDP growth led by rapidly developing economies and a continued increase in the number of professionals around the world and

Thomson Reuters Reports Full-Year and Fourth-Quarter 2010 Results

their demand for high quality information and services. Internal financial and operational assumptions include, but are not limited to, the successful execution of the company’s ongoing product release programs, globalization strategy, other growth initiatives and efficiency programs.

Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this news release include, but are not limited to, changes in the general economy; actions of competitors; increased accessibility to free or relatively inexpensive information sources; failure to develop new products, services, applications and functionalities to meet customers' needs, attract new customers or expand into new geographic markets; failure to maintain a high renewal rate for subscription-based services; failures or disruptions of network systems or the Internet; detrimental reliance on third parties for information and other services; changes to law and regulations, including the impact of the Dodd-Frank legislation and similar financial services laws around the world; failure to meet the challenges involved in operating globally; failure to protect the reputation of Thomson Reuters; impairment of goodwill and identifiable intangible assets; inadequate protection of intellectual property rights; threat of legal actions and claims; downgrading of credit ratings and adverse conditions in the credit markets; fluctuations in foreign currency exchange and interest rates; failure to recruit and retain high quality management and key employees; the effect of factors outside of the control of Thomson Reuters on funding obligations in respect of pension and post-retirement benefit arrangements; actions or potential actions that could be taken by the company’s principal shareholder, The Woodbridge Company Limited; failure to fully derive anticipated benefits from future or existing acquisitions, joint ventures, investments or dispositions; and failure to achieve benefits from integration programs to the extent, or within the time period, currently expected. These and other factors are discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Thomson Reuters annual and quarterly reports are also available in the “Investor Relations” section of www.thomsonreuters.com.

CONTACT

MEDIA Calvin Mitchell Senior Vice President, Corporate Affairs +1 646 223 5285 calvin.mitchell@thomsonreuters.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@thomsonreuters.com

Thomson Reuters will webcast a discussion of its full-year and fourth-quarter 2010 results today beginning at 9:00 a.m. Eastern Standard Time (EST).  You can access the webcast by visiting www.thomsonreuters.com and clicking on "Investor Relations" at the top of the page and then "Thomson Reuters Reports Full-Year and Fourth-Quarter 2010 Results" on the right side of the page.  An archive of the webcast will be available in the "Investor Relations" section of the Thomson Reuters website.

Thomson Reuters Reports Full-Year and Fourth-Quarter 2010 Results

Thomson Reuters Corporation
Division and Business Segment Information
Includes the Professional division’s BARBRI and Scandinavian Legal and Tax & Accounting Businesses
within Ongoing Businesses
(millions of U.S. dollars)
(unaudited)

	Three Months Ended				Twelve Months Ended
	December 31,				December 31,
	2010	2009	Change	Organic	2010	2009	Change	Organic
Revenues
Legal	$971	$903	8%	3%	$3,677	$3,586	3%	0%
Tax & Accounting	330	311	6%	4%	1,079	1,006	7%	3%
Healthcare & Science	239	224	7%	5%	881	829	6%	4%
Professional Division	1,540	1,438	7%	4%	5,637	5,421	4%	1%
Sales & Trading (1)	900	896	0%	0%	3,547	3,637	-2%	-3%
Investment & Advisory (1)	551	572	-4%	-3%	2,214	2,290	-3%	-5%
Enterprise (1)	384	361	6%	8%	1,356	1,277	6%	7%
Media (1)	86	85	1%	2%	324	331	-2%	-3%
Markets Division	1,921	1,914	0%	1%	7,441	7,535	-1%	-2%
Eliminations	(3)	(3)			(9)	(8)
Revenues from ongoing businesses (2)	3,458	3,349	3%	2%	13,069	12,948	1%	-1%
Before currency			4%				1%
Disposals (2)	-	8			1	49
Revenues	$3,458	$3,357	3%		$13,070	$12,997	1%

Operating Profit
Legal	$255	$268	-5%		$1,058	$1,155	-8%
Tax & Accounting	110	101	9%		216	214	1%
Healthcare & Science	56	52	8%		198	185	7%
Professional Division	421	421	0%		1,472	1,554	-5%
Markets Division	336	323	4%		1,337	1,453	-8%
Corporate & Other	(303)	(281)			(829)	(929)
Amortization of other identifiable intangible assets	(146)	(132)			(545)	(499)
Operating profit from ongoing businesses (2)	308	331	-7%		1,435	1,579	-9%
Disposals (2)	-	(1)			-	(13)
Other operating (losses) gains, net	(1)	16			(16)	9
Operating profit	$307	$346	-11%		$1,419	$1,575	-10%

Thomson Reuters Reports Full-Year and Fourth-Quarter 2010 Results

Thomson Reuters Corporation
Reconciliation of Operating Profit to Underlying Operating Profit (3)
Includes the Professional division’s BARBRI and Scandinavian Legal and Tax & Accounting Businesses
(millions of U.S. dollars)
(unaudited)

	Three Months Ended			Twelve Months Ended
	December 31,			December 31,
	2010	2009	Change	2010	2009	Change

Operating profit	$307	$346	-11%	$1,419	$1,575	-10%
Adjustments:
Amortization of other identifiable intangible assets	146	132		545	499
Integration programs expenses	173	163		463	506
Fair value adjustments	42	35		117	170
Other operating losses (gains), net	1	(16)		16	(9)
Disposals	-	1		-	13
Underlying operating profit	$669	$661	1%	$2,560	$2,754	-7%
Underlying operating profit margin	19.3%	19.7%		19.6%	21.3%

Thomson Reuters Corporation
Reconciliation of Earnings Attributable to Common Shareholders
to Adjusted Earnings from Continuing Operations (4)
Includes the Professional division’s BARBRI and Scandinavian Legal and Tax & Accounting Businesses
(millions of U.S. dollars, except as otherwise indicated and except for per share data)
(unaudited)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2010	2009	2010	2009
Earnings attributable to common shareholders	$224	$177	$909	$844
Adjustments:
Disposals	-	1	-	13
Fair value adjustments	42	35	117	170
Other operating losses (gains), net	1	(16)	16	(9)
Other finance (income) costs	(8)	178	(28)	242
Other non-operating charge	-	59	-	385
Share of post tax earnings in equity method investees	(2)	(5)	(8)	(7)
Tax on above items	(13)	(8)	(32)	(40)
Interim period effective tax rate normalization (5)	22	(9)	-	-
Amortization of other identifiable intangible assets	146	132	545	499
Discrete tax items	(47)	(175)	(47)	(531)
Discontinued operations	-	(6)	-	(23)
Dividends declared on preference shares	(1)	-	(3)	(2)
Adjusted earnings from continuing operations	$364	$363	$1,469	$1,541
Adjusted earnings per share from continuing operations	$0.43	$0.44	$1.76	$1.85

Diluted weighted average common shares (in millions)	837.7	834.2	836.4	832.9

Thomson Reuters Reports Full-Year and Fourth-Quarter 2010 Results

Thomson Reuters Corporation
Division and Business Segment Depreciation and Amortization of Computer Software
Includes the Professional division’s BARBRI and Scandinavian Legal and Tax & Accounting Businesses
within Ongoing Businesses
(millions of U.S. dollars)
(unaudited)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
Depreciation and amortization of computer software	2010	2009	2010	2009
Legal	$(75)	$(68)	$(288)	$(262)
Tax & Accounting	(25)	(21)	(96)	(78)
Healthcare & Science	(15)	(15)	(67)	(67)
Professional Division	(115)	(104)	(451)	(407)
Markets Division	(141)	(170)	(553)	(619)
Corporate & Other	(9)	(9)	(25)	(27)
Ongoing businesses	(265)	(283)	(1,029)	(1,053)
Disposals	-	-	-	(4)
Total depreciation and amortization of computer software	$(265)	$(283)	$(1,029)	$(1,057)

(1)	Results for 2009 have been restated to reflect the 2010 presentation.
(2)
Revenues and operating profit from ongoing businesses exclude the results of disposals, which are defined as businesses sold or held for sale that do not qualify as discontinued operations. To facilitate comparison of actual results to the 2010 business outlook, these results include the Professional division’s BARBRI legal education business and Scandinavian Legal and Tax & Accounting businesses, which were announced for sale in 2011, within ongoing operations.  As our 2011 business outlook is based on expectations excluding these businesses, we have included supplemental 2010 financial information in Appendix A which excludes the results of these businesses.

(3)
Underlying operating profit excludes amortization of other identifiable intangible assets, certain impairment charges, fair value adjustments, integration programs expense, other operating gains and losses and the results of disposals. Underlying operating profit margin is the underlying operating profit expressed as a percentage of revenues from ongoing businesses.

(4)
Adjusted earnings from continuing operations and adjusted earnings per share from continuing operations include dividends declared on preference shares and integration programs expense, but exclude the pre-tax impacts of amortization of other identifiable intangible assets as well as the post-tax impacts of fair value adjustments, other operating gains and losses, certain impairment charges, the results of disposals (see note (2) above), other net finance (income) costs, Thomson Reuters share of post-tax (earnings) losses in equity method investees, discontinued operations and other items affecting comparability. Adjusted earnings per share from continuing operations is calculated using diluted weighted average shares and does not represent actual earnings per share attributable to shareholders.

(5)
Adjustment to reflect income taxes based on estimated full-year effective tax rate. Reported earnings for interim periods reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which Thomson Reuters operates. The adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.

Thomson Reuters Reports Full-Year and Fourth-Quarter 2010 Results

Thomson Reuters Corporation
Consolidated Income Statement
(millions of U.S. dollars, except per share data)
(unaudited)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2010	2009	2010	2009

Revenues	$3,458	$3,357	$13,070	$12,997
Operating expenses	(2,739)	(2,612)	(10,061)	(9,875)
Depreciation	(110)	(139)	(457)	(509)
Amortization of computer software	(155)	(144)	(572)	(548)
Amortization of other identifiable intangible assets	(146)	(132)	(545)	(499)
Other operating (losses) gains, net	(1)	16	(16)	9
Operating profit	307	346	1,419	1,575
Finance costs, net:
Net interest expense	(96)	(88)	(383)	(410)
Other finance income (costs)	8	(178)	28	(242)
Other non-operating charge	-	(59)	-	(385)
Income before tax and equity method investees	219	21	1,064	538
Share of post tax earnings in equity method investees	2	5	8	7
Tax benefit (expense)	4	150	(139)	299
Earnings from continuing operations	225	176	933	844
Earnings from discontinued operations, net of tax	-	6	-	23
Net earnings	$225	$182	$933	$867

Earnings attributable to:
Common shareholders	224	177	909	844
Non-controlling interests	1	5	24	23

Basic earnings per share	$0.27	$0.21	$1.09	$1.01
Diluted earnings per share	$0.27	$0.21	$1.08	$1.01

Basic weighted average common shares	833,535,077	830,822,775	832,307,705	829,998,907
Diluted weighted average common shares	837,745,433	834,151,200	836,447,414	832,942,338

Thomson Reuters Reports Full-Year and Fourth-Quarter 2010 Results

Thomson Reuters Corporation
Consolidated Statement of Financial Position
(millions of U.S. dollars)
(unaudited)

	December 31,	December 31,
	2010	2009
Assets
Cash and cash equivalents	$864	$1,111
Trade and other receivables	1,809	1,742
Other financial assets	74	76
Prepaid expenses and other current assets	912	734
Current assets	3,659	3,663

Computer hardware and other property, net	1,567	1,546
Computer software, net	1,613	1,495
Other identifiable intangible assets, net	8,714	8,694
Goodwill	18,892	18,130
Other financial assets	460	383
Other non-current assets	558	649
Deferred tax	68	13
Total assets	$35,531	$34,573

Liabilities and equity
Liabilities
Current indebtedness	$645	$782
Payables, accruals and provisions	2,924	2,651
Deferred revenue	1,300	1,187
Other financial liabilities	142	92
Current liabilities	5,011	4,712

Long-term indebtedness	6,873	6,821
Provisions and other non-current liabilities	2,217	1,878
Other financial liabilities	71	42
Deferred tax	1,684	1,785
Total liabilities	15,856	15,238

Equity
Capital	10,284	10,177
Retained earnings	10,518	10,561
Accumulated other comprehensive loss	(1,480)	(1,471)
Total shareholders’ equity	19,322	19,267
Non-controlling interests	353	68
Total equity	19,675	19,335
Total liabilities and equity	$35,531	$34,573

Thomson Reuters Reports Full-Year and Fourth-Quarter 2010 Results

Thomson Reuters Corporation
Consolidated Statement of Cash Flow
(millions of U.S. dollars)
(unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2010	2009	2010	2009
Cash provided by (used in):
Operating activities
Net earnings	$225	$182	$933	$867
Adjustments for:
Depreciation	110	139	457	509
Amortization of computer software	155	144	572	548
Amortization of other identifiable intangible assets	146	132	545	499
Deferred tax	(137)	(98)	(205)	(544)
Embedded derivatives fair value adjustments	22	29	72	147
Net (gains) losses on foreign exchange and derivative financial instruments	(5)	167	(91)	182
Other non-operating charge	-	59	-	385
Other	92	35	433	290
Changes in working capital and other items	475	112	(55)	(219)
Operating cash flows from continuing operations	1,083	901	2,661	2,664
Operating cash flows from discontinued operations	-	(5)	(6)	2
Net cash provided by operating activities	1,083	896	2,655	2,666

Investing activities
Acquisitions, less cash acquired	(34)	(251)	(612)	(349)
Proceeds from other disposals, net of taxes paid	(4)	41	26	56
Capital expenditures, less proceeds from disposals	(377)	(377)	(1,097)	(1,097)
Other investing activities	6	2	8	3
Investing cash flows from continuing operations	(409)	(585)	(1,675)	(1,387)
Investing cash flows from discontinued operations	-	-	-	22
Net cash used in investing activities	(409)	(585)	(1,675)	(1,365)

Financing activities
Proceeds from debt	-	-	1,367	1,107
Repayments of debt	(765)	(851)	(1,683)	(1,249)
Net borrowings under short-term loan facilities	6	11	5	4
Dividends paid on preference shares	(1)	-	(3)	(2)
Dividends paid on common shares	(203)	(223)	(898)	(905)
Other financing activities	(2)	-	(7)	(6)
Net cash used in financing activities	(965)	(1,063)	(1,219)	(1,051)

Translation adjustments on cash and cash equivalents	(3)	3	(8)	20
(Decrease) increase in cash and cash equivalents	(294)	(749)	(247)	270
Cash and cash equivalents at beginning of period	1,158	1,860	1,111	841
Cash and cash equivalents at end of period	$864	$1,111	$864	$1,111

Thomson Reuters Reports Full-Year and Fourth-Quarter 2010 Results

Thomson Reuters Corporation
Reconciliation of Net Cash Provided by Operating Activities
to Underlying Free Cash Flow (1) (2)
(millions of U.S. dollars)
(unaudited)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2010	2009	2010	2009
Net cash provided by operating activities	$1,083	$896	$2,655	$2,666
Capital expenditures, less proceeds from disposals	(377)	(377)	(1,097)	(1,097)
Other investing activities	6	2	8	3
Dividends paid on preference shares	(1)	-	(3)	(2)
Free cash flow (1)	$711	$521	$1,563	$1,570
Integration programs costs	129	154	450	488
Underlying free cash flow (2)	$840	$675	$2,013	$2,058

(1)
Free cash flow is net cash provided by operating activities less capital expenditures, other investing activities, investing activities of discontinued operations and dividends paid on our preference shares. Thomson Reuters uses free cash flow as a performance measure because it represents cash available to repay debt, pay dividends and fund share repurchases and new acquisitions.

(2)	Underlying free cash flow is free cash flow excluding one-time cash costs associated with integration programs.

Thomson Reuters Reports Full-Year and Fourth-Quarter 2010 Results

Appendix  A

Thomson Reuters Corporation
Division and Business Segment Information
Excludes the Professional division’s BARBRI and Scandinavian Legal and Tax & Accounting Businesses
from Ongoing Businesses
(millions of U.S. dollars)
(unaudited)

	Three Months Ended				Twelve Months Ended
	December 31,				December 31,
	2010	2009	Change	Organic	2010	2009	Change	Organic
Revenues
Legal (1)	$955	$888	8%	3%	$3,526	$3,425	3%	0%
Tax & Accounting (1)	329	308	7%	4%	1,072	997	8%	3%
Healthcare & Science	239	224	7%	5%	881	829	6%	4%
Professional Division	1,523	1,420	7%	4%	5,479	5,251	4%	1%
Sales & Trading (1)	900	896	0%	0%	3,547	3,637	-2%	-3%
Investment & Advisory (1)	551	572	-4%	-3%	2,214	2,290	-3%	-5%
Enterprise (1)	384	361	6%	8%	1,356	1,277	6%	7%
Media (1)	86	85	1%	2%	324	331	-2%	-3%
Markets Division	1,921	1,914	0%	1%	7,441	7,535	-1%	-2%
Eliminations	(3)	(3)			(9)	(8)
Revenues from ongoing businesses (2)	3,441	3,331	3%	2%	12,911	12,778	1%	-1%
Before currency			4%				1%
Disposals (1), (2)	17	26			159	219
Revenues	$3,458	$3,357	3%		$13,070	$12,997	1%

Operating Profit
Legal (1)	$255	$267	-4%		$992	$1,070	-7%
Tax & Accounting (1)	109	101	8%		214	212	1%
Healthcare & Science	56	52	8%		198	185	7%
Professional Division	420	420	0%		1,404	1,467	-4%
Markets Division	336	323	4%		1,337	1,453	-8%
Corporate & Other	(303)	(281)			(829)	(929)
Amortization of other identifiable intangible assets	(146)	(132)			(545)	(499)
Operating profit from ongoing businesses (2)	307	330	-7%		1,367	1,492	-8%
Disposals (1), (2)	1	-			68	74
Other operating (losses) gains, net	(1)	16			(16)	9
Operating profit	$307	$346	-11%		$1,419	$1,575	-10%

Thomson Reuters Reports Full-Year and Fourth-Quarter 2010 Results

Appendix  A

Thomson Reuters Corporation
Reconciliation of Operating Profit to Underlying Operating Profit (3)
Excludes the Professional division’s BARBRI and Scandinavian Legal and Tax & Accounting Businesses
(millions of U.S. dollars)
(unaudited)

	Three Months Ended			Twelve Months Ended
	December 31,			December 31,
	2010	2009	Change	2010	2009	Change

Operating profit	$307	$346	-11%	$1,419	$1,575	-10%
Adjustments:
Amortization of other identifiable intangible assets	146	132		545	499
Integration programs expenses	173	163		463	506
Fair value adjustments	42	35		117	170
Other operating losses (gains), net	1	(16)		16	(9)
Disposals (1)	(1)	-		(68)	(74)
Underlying operating profit	$668	$660	1%	$2,492	$2,667	-7%
Underlying operating profit margin	19.4%	19.8%		19.3%	20.9%

Thomson Reuters Corporation
Reconciliation of Earnings Attributable to Common Shareholders
to Adjusted Earnings from Continuing Operations (4)
Excludes the Professional division’s BARBRI and Scandinavian Legal and Tax & Accounting Businesses
(millions of U.S. dollars, except as otherwise indicated and except for per share data)
(unaudited)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2010	2009	2010	2009
Earnings attributable to common shareholders	$224	$177	$909	$844
Adjustments:
Disposals (1)	(1)	-	(68)	(74)
Fair value adjustments	42	35	117	170
Other operating losses (gains), net	1	(16)	16	(9)
Other finance (income) costs	(8)	178	(28)	242
Other non-operating charge	-	59	-	385
Share of post tax earnings in equity method investees	(2)	(5)	(8)	(7)
Tax on above items (1)	(13)	(7)	(9)	(9)
Interim period effective tax rate normalization (5)	22	(9)	-	-
Amortization of other identifiable intangible assets	146	132	545	499
Discrete tax items	(47)	(175)	(47)	(531)
Discontinued operations	-	(6)	-	(23)
Dividends declared on preference shares	(1)	-	(3)	(2)
Adjusted earnings from continuing operations	$363	$363	$1,424	$1,485
Adjusted earnings per share from continuing operations	$0.43	$0.44	$1.70	$1.78

Diluted weighted average common shares (in millions)	837.7	834.2	836.4	832.9

Thomson Reuters Reports Full-Year and Fourth-Quarter 2010 Results

Appendix  A

Thomson Reuters Corporation
Division and Business Segment Depreciation and Amortization of Computer Software
Excludes the Professional division’s BARBRI and Scandinavian Legal and Tax & Accounting Businesses
from Ongoing Businesses
(millions of U.S. dollars)
(unaudited)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
Depreciation and amortization of computer software	2010	2009	2010	2009
Legal (1)	$(74)	$(66)	$(285)	$(258)
Tax & Accounting (1)	(25)	(21)	(96)	(78)
Healthcare & Science	(15)	(15)	(67)	(67)
Professional Division	(114)	(102)	(448)	(403)
Markets Division	(141)	(170)	(553)	(619)
Corporate & Other	(9)	(9)	(25)	(27)
Ongoing businesses	(264)	(281)	(1,026)	(1,049)
Disposals (1)	(1)	(2)	(3)	(8)
Total depreciation and amortization of computer software	$(265)	$(283)	$(1,029)	$(1,057)

(1)	Results for 2009 have been restated to reflect the 2010 presentation.
(2)
Revenues and operating profit from ongoing businesses exclude the results of disposals, which are defined as businesses sold or held for sale that do not qualify as discontinued operations. This appendix excludes the Professional division’s BARBRI legal education business and Scandinavian Legal and Tax & Accounting businesses, which were announced for sale in 2011, from ongoing operations.

(3)
Underlying operating profit excludes amortization of other identifiable intangible assets, certain impairment charges, fair value adjustments, integration programs expense, other operating gains and losses and the results of disposals. Underlying operating profit margin is the underlying operating profit expressed as a percentage of revenues from ongoing businesses.

(4)
Adjusted earnings from continuing operations and adjusted earnings per share from continuing operations include dividends declared on preference shares and integration programs expense, but exclude the pre-tax impacts of amortization of other identifiable intangible assets as well as the post-tax impacts of fair value adjustments, other operating gains and losses, certain impairment charges, the results of disposals (see note (2) above), other net finance (income) costs, Thomson Reuters share of post-tax (earnings) losses in equity method investees, discontinued operations and other items affecting comparability. Adjusted earnings per share from continuing operations is calculated using diluted weighted average shares and does not represent actual earnings per share attributable to shareholders.

(5)
Adjustment to reflect income taxes based on estimated full-year effective tax rate. Reported earnings for interim periods reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which Thomson Reuters operates. The adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full year income taxes.

Thomson Reuters Reports Full-Year and Fourth-Quarter 2010 Results

Appendix  B

Thomson Reuters Corporation
Reconciliation of Underlying Operating Profit to Adjusted EBITDA (1)
Excludes the Professional division’s BARBRI and Scandinavian Legal and Tax & Accounting Businesses
(millions of U.S. dollars)
(unaudited)

Twelve Months Ended
December 31, 2010

Underlying operating profit	$2,492
Adjustments:
Integration programs expenses	(463)
Depreciation and amortization of computer software from ongoing businesses	1,026
Adjusted EBITDA	$3,055
Adjusted EBITDA margin	23.7%

Thomson Reuters Corporation
Reconciliation of Net Earnings to Adjusted EBITDA
Excludes the Professional division’s BARBRI and Scandinavian Legal and Tax & Accounting Businesses
(millions of U.S. dollars)
(unaudited)

Twelve Months Ended
December 31, 2010

Net Earnings	$933
Adjustments:
Tax expense	139
Other finance (income), net	(28)
Net interest expense	383
Amortization of other identifiable intangible assets	545
Amortization of computer software	572
Depreciation	457
EBITDA	$3,001
Adjustments:
Share of post tax earnings in equity method investees	(8)
Other operating losses, net	16
Fair value adjustments	117
EBITDA from disposals (2)	(71)
Adjusted EBITDA	$3,055

(1)
Thomson Reuters 2011 business outlook contained in this news release includes adjusted EBITDA margin, which is a non-IFRS financial measure. We disclose adjusted EBITDA, and the related margin, because it is a measure commonly reported and widely used by investors as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. Thomson Reuters defines adjusted EBITDA as underlying operating profit excluding depreciation and amortization of computer software from ongoing businesses but including integration programs expenses. Adjusted EBITDA margin is adjusted EBITDA expressed as a percentage of revenues from ongoing businesses.

(2)	Operating profit from disposals (See Appendix A)	$68
	Depreciation and amortization of computer software from disposals (See Appendix A)	3
	EBITDA from disposals	$71